April 13, 2011	Frank Lopez
Member of the Firm
d 212.969.3492
f 212.969.2900
flopez@proskauer.com
www.proskauer.com
VIA ELECTRONIC TRANSMISSION
AND COURIER
Mr. Michael Clampitt
Mr. David Lin
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549-4651

Re:	Western Liberty Bancorp
Amendment No. 1 to Registration Statement on Form S-1
Filed March 30, 2011
File No. 333-170862
Dear Messrs. Clampitt and Lin:
     Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above referenced Amendment No. 1 (“Amendment No. 1”) to Registration Statement on Form S-1 (the Registration Statement”) of Western Liberty Bancorp, a Delaware corporation (the “Company”), in your letter dated April 7, 2011.
     We are writing to respond to the Staff’s comments and to indicate the changes that have been made in the Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”), which is being filed today with the Staff. Four clean and four marked courtesy copies of Amendment No. 2 are enclosed for your reference. The marked copies reflect changes made since the filing of the Registration Statement on March 30, 2011.
     For convenience of reference, each Staff comment contained in your April 7, 2011 letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Any capitalized terms used but not defined herein have the meanings set forth in the Registration Statement
Amendment No. 1 to Registration Statement on Form S-1
General
1.	Please note the requirements of Regulation S-X with respect to the age of financial statements. Please file updated financial statements in your next amendment.
     The Company has included updated, audited financial statements for the fiscal year ended December 31, 2010, as well as related financial and legal disclosure in conformance with

Mr. Michael Clampitt
Mr. David Lin
United States Securities and
Exchange Commission
April 13, 2011

the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which was filed with the Securities and Exchange Commission on March 31, 2010, to address the Staff’s comment.
2.	Noting that the issuer is not qualified to do an “at the market” offering, provide the staff with an analysis as to why these resales should be viewed as secondary offers and not indirect primaries. In this regard, and for each of the four bullets on the cover page, analyze for the staff why these resales are not actually conduits for the issuer. For each bullet, also address if any affiliates are holders, why they should not be deemed underwriters and why affiliate resales are not restricted by Rule 145 of the Securities Act. We may have further comment.
     In response to the Staff’s comment, we have reviewed your comment as well as the factors that the Staff has indicated are relevant to that analysis, and we have reconfirmed that the offering by the selling security holders is a secondary offering and not an indirect primary offering by or on behalf of the Company. We also address below your question on the applicability of Rule 145.
     Preliminarily, the Company notes that the 1,264,848 shares to be registered pursuant to the Registration Statement, let alone the number shares held by affiliates, is significantly less than one-third of the Company’s public float of 7,332,775 shares. The shares held by affiliates include:
•	426,732 Private Shares or shares issued upon the exercise of Private Warrants (as defined on the prospectus cover page);

•	150,000 Director Shares (as defined below);

•	42,834 shares underlying the Service1st Warrants (as defined on the prospectus cover page).
     As of the date hereof, the Company has 15,088,023 outstanding shares of common stock. If you do not include holders who are affiliates solely by virtue of holdings amounting to 10% or more of the Company’s outstanding public common stock, the public float would be 12,964,629, and the shares included in the registration statement held by affiliates represent an even smaller percentage of that number.
Private Shares and Private Warrants
     As noted in Amendment No. 1 and Amendment No. 2, the substantial majority of the shares to be registered for resale (872,014 of such shares) are Private Shares or shares issued

Mr. Michael Clampitt
Mr. David Lin
United States Securities and
Exchange Commission
April 13, 2011

upon the exercise of Private Warrants. The Private Shares were purchased by the Company’s former sponsor, Hayground Cove Asset Management LLC (“Hayground Cove”), and its affiliates and the Private Warrants were purchased by Hayground Cove and the Company’s former Chief Executive Officer in private placements which occurred in connection with the Company’s initial public offering in 2007. Any such shares that are not currently held by such purchasers were distributed by Hayground Cove to certain of its employees or funds or accounts it manages at no expense to such distributee/selling security holder intermittently since 2007.
     The Private Shares and Private Warrants were originally acquired to ensure that the Company’s sponsor and management had at-risk capital in connection with the initial public offering, as the Company was a special purpose acquisition company when it was originally formed in 2007. Such securities were not acquired for purposes of conducting an indirect primary offering and the purchasers thereof evidenced no intent to quickly distribute the securities to the public. In 2007 the holders of the Private Shares and Private Warrants entered into a lock-up agreement preventing any resale by such stockholders prior to the Company’s initial acquisition.
     While certain of the selling security holders that are offering for sale Private Shares or shares received upon exercise of Private Warrants are affiliates of the Company, namely directors or officers and Hayground Cove, none of the selling security holders have an underwriting relationship with the Company or are acting as a conduit to effect a public offering of securities on behalf of the Company. None of these selling security holders offering such securities for resale will receive a finder’s fee, commission or other payment from the Company in connection with the sale of such securities, and the Company will receive no proceeds from the sale of such securities.
The Common Stock Granted to Messrs. Frankel, Coles and Schulhof
     Each of Messrs. Frankel, the Company’s Chairman, Coles, a current member of the board of directors of the Company, and Schulhof, a former member of the board of directors of the Company, received 50,000 shares of common stock (the “Director Shares”) on October 28, 2010, on the closing date of the Acquisition, in consideration of each such director’s substantial service to and support of the Company during the period in which it sought the requisite regulatory approval to become a bank holding company in connection with the Acquisition. They have held such Director Shares since the close of the Acquisition, the grants were purely compensatory and made in connection with obtaining a bank holding company charter.
     The grants were not an indirect means for the Company to conduct a primary offering. The conclusion is further buttressed by the small amount of Director Shares granted in relation to the total number of shares registered on the registration statement, and in relation to the Company’s public float.

Mr. Michael Clampitt
Mr. David Lin
United States Securities and
Exchange Commission
April 13, 2011

     The Director Shares are solely the property of Messrs. Frankel, Coles and Schulhof, who retain all dispositive power over such shares, and no agreement or other arrangement between such individuals and the Company or its affiliates exists with respect to the sale of such shares. While Messrs. Frankel and Coles are currently members of the board of directors of the Company, and Mr. Schulhof is a former member of the board, they do not have an underwriting relationship with the Company, they were granted the shares for independent business reasons, and they are not acting as a conduit to effect a public offering of securities on behalf of the Company. None of Messrs. Frankel, Coles or Schulhof will receive a finder’s fee, commission or other payment from the Company in connection with the sale of any of the Director Shares
The Service1st Warrants
     The Service1st Warrants were issued by Service1st in 2007, well over three years prior to the Acquisition. The shares of Company common stock underlying the Service1st Warrants as a result of the Acquisition to be registered pursuant to the Registration Statement have yet to be issued because none of the Service1st Warrants have been exercised. The Company notes that the Service1st Warrants are significantly out-of-the-money based upon an exercise price of $21.01 per share of common stock and a current closing price for the common stock of $4.38. As such, the Company cannot determine if and when the Service1st Warrants will be exercised, but expects that the Service1st Warrants will continue to be held by the holders thereof and will likely remain unexercised for the foreseeable future. Should the Service1st Warrants be exercised in the near future, the Company does not believe the 42,834 shares of Company common stock underlying the Service1st Warrants can be viewed as an indirect means for the Company to conduct a primary offering, especially given how long they have been held, the independent reason for issuing them, and the small amount of shares that would be issued upon exercise in relation to the shares included on the registration statement, and in relation to the Company’s public float..
     While certain of the selling security holders that are offering shares underlying the Service1st Warrants are affiliates of the Company, namely officers and directors of both the Company and Service1st, none of the selling security holders have an underwriting relationship with the Company or are acting as a conduit to effect a public offering of securities on behalf of the Company. When and if the warrants are exercised, none of the selling security holders offering the common stock underlying the Service1st Warrants for resale will receive a finder’s fee, commission or other payment from the Company in connection with the sale of any such shares. The Company will receive no proceeds from such sales other than proceeds from the exercise of the Service1st Warrants based on the exercise price. The aggregate amount of proceeds that may be received by the Company, if all of the warrants are exercised, is $899,942.

Mr. Michael Clampitt
Mr. David Lin
United States Securities and
Exchange Commission
April 13, 2011

Rule 145.
     None of the shares to be registered were issued in connection with the Acquisition for the purposes of Rule 145. While the shares underlying the Service1st Warrants are now shares of Company common stock in accordance with the terms of the merger agreement that governed the Acquisition, those shares have yet to be issued and the Company cannot determine if and when the Service1st Warrants will be exercised, but expects that the Service1st Warrants will continue to be held by the holders thereof and will likely remain unexercised for the foreseeable future. While those shares would ultimately be held in part by current or former affiliates of Service1st, the target company in the Acquisition, the Company believes that in all events this registration of the resale of the warrant shares would overcome any such restrictions that are applicable to private resales under Rule 145(d).
Selling Security Holders, page 18
3.	We note your disclosure on page 18 in response to prior comment 1 of our letter dated December 14, 2010. Please disclosure the natural person(s) who have or share the voting and dispositive powers with respect to the securities to be offered for resale by legal entities in the table, such as Banyan Tree Capital Limited, Gabelli Group Capital Partners, Inc. and FM Multi-Strategy Investment Fund LP. For guidance, refer to question 140.02 of our Compliance and Disclosure Interpretations relating to Regulation S-K, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
     The Company shall amend the Registration Statement prior to or concurrent with the effectiveness of the prospectus that forms part of the Registration Statement in response to the Staff’s comment.
4.	Revise the fourth paragraph on page 18 to delete the words “has informed us that he, she or it” from the first sentence. In addition, make the positive statement that no selling security holders are broker/dealers.
     The Company has revised Amendment No. 2 to address the Staff’s comment.
     If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact me at (212) 969-3492.

Very truly yours,
/s/ Frank J. Lopez, Esq.
Frank J. Lopez, Esq.

cc:	Michael B. Frankel (Western Liberty Bancorp)
William E. Martin (Western Liberty Bancorp
George A. Rosenbaum, Jr. (Western Liberty Bancorp)
Jeffrey A. Horwitz, Esq. (Proskauer Rose LLP)
Andrew R. Shapiro, Esq. (Proskauer Rose LLP)